Exhibit 21.1

Subsidiaries of County Bancorp, Inc.

Exact Name of Subsidiaries of Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
Investors Community Bank	Wisconsin
County Acquisition LLC	Wisconsin

County Bancorp Statutory Trust II	Delaware

County Bancorp Statutory Trust III	Delaware

ICB Investment Corp.	Nevada

Investors Insurance Services, LLC	Wisconsin

ABS 1, LLC	Wisconsin

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